UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value of $0.001 per share

(Title of Class of Securities)

45113Y203

(CUSIP Number)

Jian Tang 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +86-10-8540-2700	Igomax Inc. 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +86-10-8540-2700	Wing Hong Sammy Hsieh 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +852-3700-9618	Bubinga Holdings Limited 15/F, Prosperity Millennia Plaza 663 King’s Road, Quarry Bay, Hong Kong S.A.R. +852-3700-9618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45113Y203

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jian Tang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,905(1)
	8.	SHARED VOTING POWER 2,498,558(2)
	9.	SOLE DISPOSITIVE POWER 27,905(1)
	10.	SHARED DISPOSITIVE POWER 2,498,558(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,526,463
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Comprises 27,905 Class A Ordinary Shares that are issuable upon exercise of options held in trust by Mr. Jian Tang.

(2)	Reflects (i) 396,295 Class A Ordinary Shares held by Igomax Inc., and (ii) 2,102,263 Class B Ordinary Shares held by Igomax Inc.. Mr. Jian Tang is the sole director and shareholder of Igomax Inc..
(3)	The percent ownership calculation assumes that there is a total of 43,814,778 Ordinary Shares outstanding, which includes (1) 43,786,873, which is the total number of Ordinary Shares outstanding as of June 30, 2024; and (2) 27,905, the number of Ordinary Shares that such person or group has the right to acquire within 60 days of December 11, 2024.

CUSIP No. 45113Y203

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Igomax Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,498,558(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,498,558(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,498,558(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Reflects (i) 396,295 Class A Ordinary Shares held by Igomax Inc., and (ii) 2,102,263 Class B Ordinary Shares held by Igomax Inc..
(2)	The percent ownership calculation assumes that there is a total of 43,786,873 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of June 30, 2024.

CUSIP No. 45113Y203

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wing Hong Sammy Hsieh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong S.A.R.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 241,295
	8.	SHARED VOTING POWER 2,282,815(1)
	9.	SOLE DISPOSITIVE POWER 241,295
	10.	SHARED DISPOSITIVE POWER 2,282,815(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,524,110(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Comprises 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited. Mr. Wing Hong Sammy Hsieh is the sole director and shareholder of Bubinga Holdings Limited.
(2)	Reflects (i) 241,295 Class A Ordinary Shares held directly by Mr. Wing Hong Sammy Hsieh and (ii) 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.
(3)	The percent ownership calculation assumes that there is a total of 43,786,873 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of June 30, 2024.

CUSIP No. 45113Y203

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bubinga Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,282,815(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,282,815(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,282,815(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%(2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Comprises 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited.
(2)	The percent ownership calculation assumes that there is a total of 43,786,873 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of June 30, 2024.

Item 1. Security and Issuer.

This Schedule 13D/A (this “Schedule 13D/A”) relates to Class A Ordinary Shares, par value of $0.001 per share (the “Class A Ordinary Shares”), and Class B Ordinary Shares, par value of $0.001 per share (the “Class B Ordinary Shares”) of iClick Interactive Asia Group Limited, a company incorporated in the Cayman Islands (the “Issuer”).

The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares (the “Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to twenty (20) votes per share, whereas each Class A Ordinary Share is entitled to one (1) vote per share.

The Issuer’s American Depositary Shares (the “ADSs”) (one representing five Class A Ordinary Shares) are listed on the NASDAQ Global Market under the symbol “ICLK.”

The Issuer’s principal executive office is located at 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R.

Item 2. Identity and Background.

(a) – (c), (f)

This Schedule 13D/A is being filed jointly by Mr. Jian Tang, Igomax Inc., Mr. Wing Hong Sammy Hsieh and Bubinga Holdings Limited (together, the “Reporting Persons” and each, a “Reporting Person”). The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1.

The Class A Ordinary Shares beneficially owned by each of the Reporting Persons were previously reported on (i) a Schedule 13G filed jointly by Mr. Jian Tang and Igomax Inc. on February 13, 2018, as amended by (ii) Amendment No. 1 to Schedule 13G filed jointly by Mr. Jian Tang and Igomax Inc. on February 12, 2019 ; (iii) Amendment No. 2 to Schedule 13G filed jointly by Mr. Jian Tang and Igomax Inc. on February 13, 2020; and (iv) Amendment No. 3 to Schedule 13G filed jointly by Mr. Jian Tang and Igomax Inc. on February 10, 2021; and further amended by (v) Amendment No. 4 to Schedule 13G filed jointly by Mr. Jian Tang and Igomax Inc. on February 14, 2022; as well as (vi) a Schedule 13G filed by Mr. Wing Hong Sammy Hsieh on February 13, 2018, as amended by (vii) Amendment No. 1 to Schedule 13G filed jointly by Mr. Wing Hong Sammy Hsieh and Bubinga Holdings Limited on February 11, 2020; (viii) Amendment No. 2 to Schedule 13G filed jointly by Mr. Wing Hong Sammy Hsieh and Bubinga Holdings Limited on February 10, 2021; (ix) Amendment No. 3 to Schedule 13G filed jointly by Mr. Wing Hong Sammy Hsieh and Bubinga Holdings Limited on February 14, 2022; (x) Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of the Reporting Persons and is being filed on December 22, 2022 because the Reporting Persons may be deemed to have a formed a “group” with certain other persons; (xi) Amendment No. 1 to the Schedule 13D filed by Mr. Jian Tang, Igomax Inc., Mr. Wing Hong Sammy Hsieh and Bubinga Holdings Limited on July 7, 2023; and (xii) Amendment No. 2 to the Schedule 13D filed by Mr. Jian Tang, Igomax Inc., Mr. Wing Hong Sammy Hsieh and Bubinga Holdings Limited on November 27, 2023.

Mr. Jian Tang is the chairman of the board, chief executive officer and co-founder of the Issuer. Mr. Jian Tang is a citizen of People’s Republic of China and has a principal business office at 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R..

Igomax Inc. is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Jian Tang is the sole director and shareholder of Igomax Inc. Igomax Inc.’s principal business office is at Jordans Trust Company, Geneva Place, Waterfront Drive, PO Box 3469, Road Town, Tortola, British Virgin Islands.

Mr. Wing Hong Sammy Hsieh is a co-founder and director of the Issuer. Mr. Wing Hong Sammy Hsieh is a citizen of Hong Kong S.A.R. and has a principal business office at 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R..

Bubinga Holdings Limited is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Mr. Wing Hong Sammy Hsieh is the sole director and shareholder of Bubinga Holdings Limited. Bubinga Holdings Limited’s principal business office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Except as expressly otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by each other Reporting Person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person or any other person.

(d) – (e)

During the last five years no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 29, 2024, iClick Interactive Asia Group Limited (the Issuer), entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Overlord Merger Sub Ltd. ("Merger Sub"), a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Issuer and Amber DWM Holding Limited ("Amber DWM"), a Cayman Islands exempted company and the holding entity of Amber Group's digital wealth management business, known as Amber Premium ("Amber Premium"), pursuant to which Merger Sub will merge with and into Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of the Issuer (the "Merger"), and the shareholders of Amber DWM will exchange all of the issued and outstanding share capital of Amber DWM for a mixture of newly issued Class A and Class B ordinary shares of the Issuer on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933. A copy of the Merger Agreement was attached as Exhibit 99.2 to the Issuer’s current report on Form 6-K furnished to the SEC on November 29, 2024 and incorporated herein by reference.

Pursuant to the Merger Agreement, Amber DWM agrees to (i) acquire 100% of the equity interests in WhaleFin Markets Limited (“WhaleFin HK”), a company incorporated in Hong Kong, from Amber Global Limited, a Cayman Islands exempted company (the “WhaleFin HK Equity Transfer”), and (b) assume or cause one or more of its subsidiaries to assume all rights and obligations under all of the customer contracts to which WFTL is a party (the “WFTL Assigned Contracts”) (the “WFTL Contract Assignment”, and collectively with the WhaleFin HK Equity Transfer, the “DWM Asset Restructuring”).

Following the consummation and as a result of the Merger, Amber DWM's business will be wholly owned by the Issuer. Upon completion of the Merger, the Amber DWM shareholders and the Issuer’s shareholders (including holders of ADSs), in each case, immediately prior to the Merger, will own approximately 90% and 10%, respectively, of the outstanding shares of the combined company, or 97% and 3% voting power, respectively.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in its entirety. The purpose of the Mergers was to enable the Issuer to acquire 100% control of Amber DWM’s business in a transaction in which the holders of securities of Amber DWM would receive the Issuer’s ordinary shares.

The Merger Agreement contemplates that, upon the closing of the merger (the "Closing"), the Issuer will change its name to "Amber International Holding Limited" and adopt the tenth amended and restated memorandum and articles of association of the Issuer, in each case immediately before the Merger becomes effective (the “Effective Time”), following which the authorized share capital of the Issuer shall only consist of Class A ordinary shares and Class B ordinary shares (with different voting powers but equal economic rights), a par value of US$0.001 each.

The Issuer's board of directors (the "Board") approved the Merger Agreement and other transaction documents, including but not limited to the voting agreement entered into by and among certain shareholders of the Issuer (who holds approximately 36% of the outstanding shares representing 71% voting power of the Issuer as of November 29, 2024), the Issuer and Amber DWM (the "Voting Agreement") (collectively, the "Transaction Documents"), and the transactions contemplated thereunder (the "Transactions").

In connection with the Transaction, each of the shareholders of Amber DWM immediately prior to the consummation of the Merger is entering into a lock-up agreement with the Issuer pursuant to which they have agreed not to transfer the shares received in consideration of the Merger for a period of 12 months following the Merger closing.

Immediately after the Effective Time, the Board shall consist of up to seven directors, to be designated by Amber DWM.

The completion of the Transactions is subject to the satisfaction of closing conditions set forth in the Merger Agreement, including, among other things, receipt of the Issuer's shareholder approval and regulatory/stock exchange approvals (if applicable). The Merger Agreement provides for a long-stop date if the Merger is not completed by June 30, 2025.

Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D/A. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D/A.

Item 5. Interests in Securities of the Issuer.

(a) – (b)

The following information with respect to the ownership of the Ordinary Shares by each of the Reporting Persons is provided as of December 11, 2024.

				Sole Power		Shared				Shared Power
				to		Power		Sole Power to		to
	Amount	Percent		Vote or		to Vote or to		Dispose or to		Dispose or to
	Beneficially	of		Direct		Direct the		Direct the		Direct the
Reporting Person:	Owned:	Class:		the Vote:		Vote:		Disposition of:		Disposition of:
Jian Tang	2,526,463	5.8%	(1)	27,905	(3)	2,498,558	(4)	27,905	(3)	2,498,558	(4)
Igomax Inc.	2,498,558	5.7%	(2)	0		2,498,558	(5)	0		2,498,558	(5)
Wing Hong Sammy Hsieh	2,524,110	5.8%	(2)	241,295	(6)	2,282,815	(7)	241,295		2,282,815	(7)
Bubinga Holdings Limited	2,282,815	5.2%	(2)	0		2,282,815	(7)	0		2,282,815	(7)

(1)	The percent ownership calculation assumes that there is a total of 43,814,778 Ordinary Shares outstanding, which includes (i) the 43,786,873 Ordinary Shares outstanding as of June 30, 2024 and (ii) 27,905, the number of Ordinary Shares that such person or group has the right to acquire within 60 days of December 11, 2024.
(2)	The percent ownership calculation assumes that there is a total of 43,786,873 Ordinary Shares outstanding, which includes 43,786,873 Ordinary Shares outstanding as of June 30, 2024.

(3)	Comprises 27,905 Class A Ordinary Shares that are issuable upon exercise of options held in trust by Mr. Jian Tang.

(4)	Reflects (i) 396,295 Class A Ordinary Shares held by Igomax Inc. and (ii) 2,102,263 Class B Ordinary Shares held by Igomax Inc.. Mr. Jian Tang is the sole director and shareholder of Igomax Inc..
(5)	Reflects (i) 396,295 Class A Ordinary Shares held by Igomax Inc. and (ii) 2,102,263 Class B Ordinary Shares held by Igomax Inc..
(6)	Reflects 241,295 Class A Ordinary Shares held directly by Mr. Wing Hong Sammy Hsieh.

(7)	Comprises 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited. Mr. Wing Hong Sammy Hsieh is the sole director and shareholder of Bubinga Holdings Limited.

(c) Except as disclosed in this Schedule 13D/A, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the 60 days preceding the date hereof.

(d) Except as disclosed in this Schedule 13D/A, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The disclosure under Item 3 and 4 is incorporated herein by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated December 11, 2024, by and among Reporting Persons (filed herewith).

99.2	Agreement and Plan of Merger, dated as of November 29, 2024, by and among iClick Interactive Asia Group Limited, Overlord Merger Sub Ltd., and Amber DWM Holding Limited, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Issuer to the SEC on November 29, 2024.

99.3	Voting Agreement, dated as of November 29, 2024, by and among iClick Interactive Asia Group Limited, Amber DWM Holding Limited, and certain shareholders of iClick Interactive Asia Group Limited, incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by the Issuer to the SEC on November 29, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2024

JIAN TANG

/s/ Jian Tang

IGOMAX INC.

/s/ Jian Tang

Name: Jian Tang

Title: Director

WING HONG SAMMY HSIEH

/s/ Wing Hong Sammy Hsieh

BUBINGA HOLDINGS LIMITED

/s/ Wing Hong Sammy Hsieh

Name: Wing Hong Sammy Hsieh

Title: Director